Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Aamira Chaudhry

Joel Parker

Stacey Peikin

Lilyanna Peyser

Re:                    Udemy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 20, 2021

File No. 333-260042

Ladies and Gentlemen:

On behalf of our client, Udemy, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 26, 2021, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on October 20, 2021 (“Amendment No. 1”). The Company is concurrently publicly filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which has been revised to reflect the Company’s responses to the Staff’s comments and certain other updates. The Company previously filed Amendment No. 2 to the Registration Statement on Form S-1 on October 25, 2021 solely for the purpose of updating certain exhibits to the Registration Statement.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response. Except for page references appearing in the heading and Staff comment below (which are references to Amendment No. 1 submitted on October 20, 2021), all page references herein correspond to the page numbers in Amendment No. 3.

AUSTIN      BEIJING     BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

October 27, 2021

Amendment No. 1 to Form S-1 Submitted October 20, 2021

Recent operating results (preliminary and unaudited), page 8

1.

Please revise this section to include preliminary estimates for costs, expenses or similar line items, as well as accompanying narrative disclosure about trends in your costs, expenses or similar lines items, in order to balance and place in context your current disclosure. To the extent any preliminary estimates presented differ from historical trends, provide an analysis of the change in trends.

In response to the Staff’s comment, the Company has further balanced its recent operating results disclosure by adding preliminary estimates of its cost of revenues and operating expenses line items for the nine months ended September 30, 2021 on pages 8 and 9 of Amendment No. 3.

In addition, the Company has further elaborated on its disclosure regarding trends in increased costs and expenses during the period presented on page 9 to include a further breakdown of costs and expenses beyond personnel-related expenses and the impact of expected changes in the Company’s instructor withholding tax reserve, which were previously disclosed in Amendment No. 1. The Company advises the Staff that it has highlighted the key trends in its recent operating results disclosure and notes that the recent operating results are generally in line with the broader trends disclosed in “Management’s discussion and analysis of financial condition and results of operations,” beginning on page 66 of Amendment No. 3.

*****

U.S. Securities and Exchange Commission

October 27, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Gregg Coccari, Udemy, Inc.

Sarah Blanchard, Udemy, Inc.

Ken Hirschman, Udemy, Inc.

Victoria Nemiah, Udemy, Inc.

Sarah Tian, Udemy, Inc.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel N. Webb, Simpson Thacher & Bartlett LLP